John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

September 12, 2017

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-219585)

Dear Ms. O’Neal-Johnson:

On July 31, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the EAS Crow Point Alternatives Fund (the “Existing Fund”), a series of Northern Lights Fund Trust, with and into the EAS Crow Point Alternatives Fund (the “New Fund”), a series of the Trust (the Existing Fund and the New Fund may be referred to generally herein as the “Fund”).

We received a supplemental comment from you on September 12, 2017. This letter responds to the comment from September 12, 2017.

Comment

1.
Comment: Immediately after the Form N-14 is declared effective by the SEC Staff (following the Trust’s filing of a request for acceleration notice), please add the following sentences from the Board Considerations section to the Q&A that discusses the purpose of the reorganization. These sentences may be added in a filing of the proxy statement/registration statement pursuant to Rule 497.

Concurrently, the NLFT Trust, the Existing Fund and the Adviser have, from time to time, experienced administrative and operational and/or compliance difficulties as a result of these internal policies and procedures. Accordingly, the NLFT Trustees have concluded it is in the best interests of shareholders for the Existing Fund to operate in a trust where it can more fully implement the Adviser’s investment strategies.

Response: The Trust represents that it will file a supplement pursuant to Rule 497 immediatley following the declaration of effectiveness by the SEC Staff on the above Form N-14 that will include the language noted in Comment #1.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 12, 2017

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,
/s/ John H. Lively

John H. Lively